SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

7 April 2003

SkyePharma PLC (the "Company")

The SkyePharma PLC 1999 Share Option Scheme (as amended) (the "Scheme") allows the grant of options to employees. On 7 April 2003, 15.8 million share options in total were granted to employees. Under the terms of the Scheme, Executive Directors were granted options to acquire ordinary shares in the Company, at an option price of 46.5 pence per share. The number of options granted to each Executive Director is as follows:-

Name                                                                                                                Number of Options

Ian Gowrie-Smith                                                                                                               1,935,484

Michael Ashton                                                                                                                1,703,226

Donald Nicholson                                                                                                                946,237

These options will only vest and become exercisable subject to the satisfaction of the following conditions:-

  continued employment by the relevant Executive Director for the three year performance period from the date of grant; and

  the satisfaction of the comparative total shareholder return performance measure. 50% of options will vest for median performance with full vesting only occurring for upper quartile performance (straight line vesting between these two points).

- e n d s -

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   April 07, 2003